

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 16, 2020

Jesus M. Quintero
Chief Executive Officer
Marijuana Co of America, Inc.
1340 West Valley Parkway, Suite 205
Escondido CA. 92029

      Re: Marijuana Co of America, Inc.
            Registration Statement on Form S-1
            Filed July 2, 2020
            File No. 333-239680

Dear Mr. Quintero:

      We have limited our review of your registration statement to the issue we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Form S-1 filed July 2, 2020

General

1.   We note that you are seeking to register the resale of 2,005,000,000 shares of common stock to be sold to White Lion Capital, LLC under an equity line financing arrangement. We further note that you are proposing to register this resale on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended. Given the size of the offering relative to the number of outstanding shares held by non-affiliates of the issuer, it appears that this may be a primary rather than a secondary offering. Because you do not appear to be eligible to conduct a primary at-the-market offering on Form S-3, you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4). Please provide a detailed analysis as to why you believe you may rely on 415(a)(1)(i) for this transaction. Please refer to Securities Act Section Compliance and Disclosure

Interpretation 139.21 and Securities Act Rules Compliance and Disclosure Interpretation 612.09 available on our website.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Laura Crotty at (202) 551-7614 or Joe McCann at (202) 551-6262 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Tad Mailander